NO ACT

PE
2-26-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10011687

March 29, 2010

John Chevedden

FISMA & OMB Memorandum M-07-16

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-29-10

Re: Merck & Co., Inc.
Incoming letter dated February 26, 2010

Dear Mr. Chevedden:

This is in response to your letter dated February 26, 2010 concerning the shareholder proposal submitted to New Merck by Nick Rossi. On February 19, 2010, we issued our response expressing our informal view that New Merck could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: Michael Pressman
Senior Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 26, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Nick Rossi's Rule 14a-8 Proposal
Merck & Co., Inc. (MRK)
Independent Board Chairman Topic

Ladies and Gentlemen:

This further responds to the December 23, 2009 no action request. Mr. Nick Rossi continuously owned far in excess of $2000 of Merck and Schering-Plough stock each since before January 1, 2008. Mr. Rossi never sold this Merck and Schering-Plough stock. The company is well aware that Mr. Rossi has been a long-term shareholder of Merck and Schering- Plough.

Mr. Rossi forwarded his Merck broker letter on December 3, 2009 in reliance upon the Merck November 23, 2009 letter asking for a broker letter concerning "Company (Merck) securities." Merck never rescinded its November 23, 2009 letter and never questioned Mr. Rossi's December 3, 2009 broker letter. Mr. Rossi should not be penalized for relying on the company November 23, 2009 letter.

The heart of the company no action request is that companies should prevail when they send separate and conflicting requests for broker letters. The company never explained why its two broker request letters were contradictory.

This is to request that the Securities and Exchange Commission allow the stock ownership verification for this resolution to be cured within 7-days.

Sincerely,



John Chevedden

cc:
Nick Rossi

Debra Bollwage <debra_bollwage@merck.com>